

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via E-mail
Chung Yan Winnie Lam
President
WINHA International Group Limited
5 Xingzhong Avenue, Suite 918
Shiqi District, Zhongshan

> **Re:** **WINHA International Group Limited**
> **Registration Statement on Form S-1**
> **Filed September 9, 2013**
> **File No. 333-191063**

Dear Ms. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide dollar equivalent amounts for the amounts listed in renminbi throughout your disclosure.

3. Please provide independent supplemental materials, with appropriate markings and page references, supporting statements you make regarding your industry. For example, we note your disclosure on page 5 about the demand for specialty products. Where these statements are not supportable with independent third party data, please tell us the basis of your belief.

4. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

5. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have nominal operations and nominal non-cash assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. In addition, if you are a shell company, please identify the selling security holders as underwriters and provide that they must sell the securities offering pursuant to the registration statement at a fixed price for the duration of the offering.

Prospectus Cover Page

6. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

7. We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, subject to any fixed price obligations that would apply if you are a shell company, please revise your disclosure on the prospectus cover page, in the plan of distribution and elsewhere in the prospectus as necessary to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Prospectus Summary, page 1

8. Please add a brief description of your franchise activities and address any regulatory approvals required in connection therewith.

9. Please include a statement concerning the enforceability of civil liabilities against foreign persons.

10. We note your disclosure under the subsection "growth strategies" on page 5 that there is "uniformity of the products" available in your stores and those available in your virtual stores. Please tell us how you plan to ensure uniformity of the products sold by your franchises. In this regard, it appears that the franchises will have discretion in inventory selection for the physical franchise stores and online stores. For example, we note your disclosure on page 9 that "[you] provide franchise owners with discretion to choose the type of products to be sold in their local stores and on [your] website."

11. Since investors will be investing in a company that does not directly own its business operations in China, please make this clear in the prospectus summary under "Our Business Model." It must be clear that the business you are describing is not a business owned directly by the registrant but is the business of your variable interest entity. In addition, please add to this section the corporate structure diagram on page 27.

Risk Factors, page 6

12. Please disclose the risks, if any, related to compliance with PRC laws and regulations that govern foreign investment in online commerce.

The report of our independent registered public accounting firm, page 6

13. Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please also discuss this estimate in your "Management's Discussion and Analysis" section.

Our business model is novel and is therefore unproven, page 6

14. Please tell us why you believe your business model is novel and, as necessary, please revise this risk factor to ensure consistency throughout your filing. In this regard, we note your disclosure that "[you] specialize in a growing niche market of selling local specialty goods through a multi-channel shopping platform," that several major e-commerce websites "offer products similar to what [you] intend to specialize in" on page 5 and that "there are currently many general online shopping websites both in China and worldwide that sell local products" on page 9.

We may encounter substantial competition in our business, page 7

15. Please expand you risk disclosure to discuss your current competition. In this regard, we note your disclosure on page 32 regarding other major e-commerce platforms.

<u>Our success depends, in part, on franchisees' participation in brand strategies, page 9</u>

16. Please expand this risk factor to address your branding strategy, making conforming revisions as necessary to your business section, and explain the risks to your business that flow from this strategy.

<u>Governmental control of currency conversion may affect the value of your investment, page 14</u>

17. Please expand your risk factor and, if material, provide disclosure in your "Liquidity and Capital Resources" and the notes to your financial statement to clearly describe the restrictions on your ability to use revenues generated from your subsidiaries in the PRC and outside of the PRC. For example, please disclose whether revenues generated in the PRC can be used (either with or without regulatory approval) to pay dividends to shareholders outside of the PRC or, in the event of a liquidation by either Shenzhen WINHA Information Technology Company or Zhongshan WINHA Electronic Commerce Company Limited (the VIE), whether the proceeds of the liquidation of assets could be used outside of the PRC or be given to investors who are not PRC nationals.

<u>We control Zhongshan WINHA through contractual arrangements, page 15</u>

18. Please expand this risk factor to address the term and termination provisions of your contractual arrangements. Please make similar revisions under the heading "Corporate Structure" on page 27 to the extent not currently disclosed.

19. Please elaborate on any challenges you reasonably anticipate you would encounter in enforcing your contractual obligations, including why your legal remedies may not be effective. Also, please elaborate on any material uncertainties in the PRC legal system that may impede enforcement of your contracts.

20. We note your disclosure on page 27 that you have entered into equity pledge agreements. Please clarify whether these equity pledge agreements are required to be registered with your local SAIC, and please revise this risk factor accordingly.

21. Please expand your discussion to describe what would happen in the event you are unable to enforce your contractual arrangements and are unable to exert effective control over your affiliated entities, including a discussion of the negative consequence to your business and potential effect on shareholders.

PRC laws and regulations governing [y]our business and the validity of certain of [y]our contractual agreements are uncertain, page 15

22. Please revise this risk factor to distinguish between the uncertainty related to whether the PRC may enforce existing laws with the uncertainty as to whether you are currently in compliance.

According to PRC laws and regulations regarding commercial franchising, page 17

23. Please describe the expected timeline for the completion of the requirements under PRC laws and regulations related to commercial franchising and the current status of these efforts. In this regard, we note your disclosure that "[you] are arranging to establish two or more self-operated stores and attempt to carry out record-filing with MOFCOM or its local counterparts." Please further describe what would happen to your business if you do not meet the requirements established by PRC laws and are subject to the penalties described in your risk factor. For example, quantify the fines or penalties you may be subject to. Please make conforming revisions, as necessary, in the business (page 34) and management discussion and analysis (page 37) sections of the prospectus.

We may be required to obtain prior approvals under the M&A rules, page 17

24. We note from your discussion of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises that you believe you are not required to submit an application to the CSRC for approval of this offering. However, you further state that interpretation and application of the regulations remain unclear. Please ensure that your risk factor disclosures include a materially complete discussion of the potential consequences to the company should the CSRC or other regulatory agencies interpret these regulations differently. In this regard, we note that you may be at risk of fines or penalties or the repatriation of the proceeds from this offering into China may be delayed or restricted. Please quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC's approval for this offering.

Our reporting obligations under the Exchange Act . . ., page 20

25. Please expand this risk factor to address reporting obligations pursuant to Section 15(d) of the Exchange Act.

Selling Shareholders, page 22

26. We note that Albeck Financial Services, Inc. and Alta Capital Partners, Inc. are each offering for resale 499,895 shares that they received on September 9, 2013 in exchange for non-specified consulting services. Please provide us with your analysis under Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website, as to whether the transactions by Albeck and

Alta should be characterized as an indirect primary offering on behalf of your company. In this regard, we further note that there is currently no liquid trading market for your securities and the chief executive officer of Alta is a registered representative of a broker-dealer. Please provide a detailed response, and please note that we may have additional comments based on your response.

Description of Business, page 26

Our Corporate History and Structure, page 26

27. Please expand your discussion to describe the material terms of the contractual arrangements described in this section, including the duration of these arrangements and any provisions related to termination. Please also disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs' financial results with your financial results.

28. Please disclose whether the loan agreements executed on August 1, 2013 have been registered with the State Administration of Foreign Exchange. In this regard, we note your disclosure on page 14 that loans by you to your subsidiary in China "must be registered with SAFE."

29. Please disclose that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

30. Please revise to explain how, through the contractual arrangements, you receive economic benefits generated from the VIE and clarify that this does not mean that you actually receive all of the VIE's revenues, to the extent there are any.

Corporate Structure, page 27

31. Please revise your organizational chart to reflect the correct ownership of your company. In this regard, we note your disclosure in the Security Ownership table on page 41 that PILOT International Company Limited owns 97.72% of your company and the selling shareholders own the remaining 2.28%. However, the organizational chart on page 27 discloses that Pilot International owns 100% of your company. In addition, in the chart please label the registrant and identify the entities that are "on-shore" in the People's Republic of China. Finally, please tell us what consideration you have given to recognizing your franchise arrangements, on an aggregated basis, in the chart.

32. We note your disclosure that you operate the retailing of local specialty products through your VIE. To the extent that there are any, please briefly describe any material business operations conducted by the other entities included in the organizational chart.

Our Business Model, page 28

33. Please revise your disclosure to clarify how you obtained rights to use Tencent's application "WeChat Mall" to build your application (e.g., pursuant to a license agreement) and please tell us what consideration you have given to filing any agreement or understanding in respect of the same as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

34. Please disclose your business rationale for allocating all of the gross profit margin for physical franchise store sales to the franchisees.

35. Please expand your disclosure to describe in detail your current and proposed franchise operations and provide the number of physical franchise stores currently in operation. In this regard, we note your disclosure on page 36 that you plan to further expand your franchise store platform to three additional provinces.

Management's Discussion and Analysis, page 36

36. Please include a discussion of the risks and uncertainties associated with your involvement in Zhongshan WINHA and the VIE structure and the potential impact of those risks, including the potential for deconsolidation of Zhongshan WINHA.

37. Please provide the percentage of revenues derived from your VIE, as well as your expectations for the future contributions of your VIE to your revenues (e.g., substantially all your revenues).

38. We note your discussion of the impact of various government regulations on your business in the risk factors section as well as your Government Regulation section. Please provide a description of material effects of government regulations on your business and the effects such policies could have on your future operations. In this regard, we also note your disclosure on page 38 related to the franchisor prerequisites required by MOFCOM. However, you do not discuss the effect of these regulations on your company.

Plan of Operation, page 36

39. Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational and begin to generate revenue. Your discussion should include the estimated expenses associated with

each objective and the expected sources of such funding. Please explain how you intend to meet each of the objectives if you cannot receive funding.

40. Please disclose the number of self-operated and franchise stores currently operating. Please also disclose how PRC laws and regulations requiring ownership of at least two self-operated storefronts for at least one year within China prior to franchise openings impacts your expansion timing into franchise stores. Finally, please disclose whether you plan to generate revenues from your website, mobile application and set-top boxes prior to the opening of franchise stores.

Liquidity and Capital Resources, page 38

41. Please disclose the amount of cash and cash equivalents held in US dollars and the amount of cash and cash equivalents held by foreign subsidiaries.

42. Please disclose how cash is transferred to your foreign subsidiaries and Zhongshan WINHA, and conversely, how earnings and cash are transferred from the PRC subsidiaries and Zhongshan WINHA to offshore companies.

43. Please disclose restrictions that impact the ability to transfer cash within the corporate structure.

44. Please discuss the nature of restrictions on your subsidiaries' net assets, amount of those net assets, and the potential impact on the company's liquidity.

Item 15. Recent Sales of Unregistered Securities, page 72

45. Please add your transactions with Albeck Financial Services, Inc. and Alta Capital Partners.

Signatures

46. In addition to the signature of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to the Signatures section to Form S-1.

Financial Statements, page 45

WINHA International Group Limited and Subsidiaries Consolidated Balance Sheet, page 47

47. Please report cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the stockholders' equity section. This comment also applies to the balance sheet of Zhongshan WINHA. Refer to ASC 915-210-45-1.

WINHA International Group Limited and Subsidiaries Notes to Consolidated Financial Statements, page 51

Note 3. Stockholders' Equity, page 54

48. Please provide a description of statutory and other reserves required by PRC regulations.

49. Reference is made to Article III of your Articles of Incorporation filed at Exhibit 3.1. Please disclose your authorized preferred stock.

Note 5. Subsequent Event, page 55

50. Please expand your disclosure here and in Note 6 to the financial statements of Zhongshan WINHA to provide a description of the length of the contractual arrangements, the renewal and termination provisions of the contractual arrangements, and how the contractual agreements grant you the power to direct significant activities and the right to the economic returns of the VIE.

Zhongshan WINHA Electronic Commerce Company Limited Notes to Financial Statements, page 62

51. Reference is made to your brief discussion of a membership points program in the third full paragraph on page 28. Please explain this program to us in more detail and tell us your consideration of disclosing any related accounting policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

        Sincerely,

        /s/ Dietrich A. King for

        Mara L. Ransom
        Assistant Director